SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIONPOINT, INC.

(Name of Subject Company (Issuer))

ACTIONPOINT, INC.

(Name of Filing Person (Offeror))

Options Under ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan and

1999 Stock Plan to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

457654101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Stephen Francis

President and Chief Executive Officer

ActionPoint, Inc.

1299 Parkmoor Avenue

San Jose, California 95126

(408) 325-3800

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Jay K. Hachigian, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

610 Lincoln Street

Waltham, Massachusetts 02451

(781) 890-8800

CALCULATION OF FILING FEE

Transaction valuation* Amount of filing fee

$2,253,456 $451**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,900,564 shares of common stock of ActionPoint, Inc. having an aggregate value of $2,253,456 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 3, 2001, relating to the offer by ActionPoint, Inc., a Delaware corporation (the "Company"), to exchange all options outstanding under the eligible option plans (the "Options") to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the eligible option plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(1) and Exhibit (a)(2), respectively.

Item 10. Financial Statements.

Item 10, which incorporates by reference the information contained in the Offer to Exchange, is hereby supplemented as follows: The information set forth in Exhibit (a)(10) attached hereto is incorporated herein by reference.

Section 6 ("Conditions of the Offer"), subsection (c)(8) is hereby deleted.

Section 17 ("Miscellaneous"), paragraph 1 of the Offer is hereby supplemented as follows:

Forward-looking statements made in connection with this Offer do not fall within the financial statements safe harbor created by the Private Securities Litigation Reform Act of 1995.

The Company will promptly disclose to the option holders any material changes to the Company's financial position and the Company will otherwise comply with all federal securities laws.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(10) attached hereto:

(a)(1) Offer to Exchange, dated August 3, 2001.

(a)(2) Form of Letter of Transmittal.

(a)(3) Form of letter to eligible option holders.

(a)(4) Form of e-mail letter to ActionPoint employees.

(a)(5) ActionPoint, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, which is incorporated herein by reference.

(a)(6) ActionPoint, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, which is incorporated herein by reference.

(a)(7) Computation of Ratio of Earnings to Fixed Charges.

(a)(8) Form of e-mail confirmation of receipt of Letter of Transmittal.

(a)(9) Slide presentation to employees regarding the Offer to Exchange.

(a)(10) E-mail letter to employees dated August 21, 2001.

(b) Not applicable.

(d)(1) ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(2) Form of Option Agreement issued pursuant to the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(3) ActionPoint, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the period ended December 31, 2000 filed on April 2, 2001, which exhibit is incorporated herein by reference.

(d)(4) Form of Option Agreement issued pursuant the ActionPoint, Inc. 1999 Stock Plan.

(d)(5) Press release dated August 3, 2001.

(g) Not applicable.

(h) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

ActionPoint, Inc.

/s/ Stephen Francis

Stephen Francis,

President Chief Executive Officer

Date: August 21, 2001

Exhibit

Number Description

(a)(1)* Offer to Exchange, dated August 3, 2001.

(a)(2)* Form of Letter of Transmittal.

(a)(3)* Form of letter to eligible option holders.

(a)(4)* Form of e-mail letter to ActionPoint employees.

(a)(5)* ActionPoint, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, which is incorporated herein by reference.

(a)(6)* ActionPoint, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, which is incorporated herein by reference.

(a)(7)* Computation of Ratio of Earnings to Fixed Charges.

(a)(8)* Form of e-mail confirmation of receipt of Letter of Transmittal.

(a)(9)* Slide presentation to employees regarding the Offer to Exchange.

(a)(10) E-mail letter to employees dated August 21, 2001.

(d)(1)* ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(2)* Form of Option Agreement issued pursuant to the ActionPoint, Inc. 1993 Stock Option/Stock Issuance Plan.

(d)(3)* ActionPoint, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the period ended December 31, 2000 filed on April 2, 2001, which exhibit is incorporated herein by reference.

(d)(4)* Form of Option Agreement issued pursuant the ActionPoint, Inc. 1999 Stock Plan.

(d)(5)* Press release dated August 3, 2001.

* Previously filed.

To: ActionPoint Employees and Option Holders

Exhibit (a)(10)

E-mail letter to employees dated August 21, 2001

To: ActionPoint Employees

From: Steve Francis, President and CEO

Re: Option Exchange Program

Date: August 21, 2001

Dear ActionPoint Employees:

As you are probably aware, the deadline for electing to participate in, or for modifying or rescinding your election to participate in, the ActionPoint stock option exchange program is 9:00 p.m. Pacific Time on August 31, 2001 (unless this deadline is extended by ActionPoint prior to that time). After the deadline, if accepted by ActionPoint, your election to participate in the program will be irrevocable.

In deciding whether to participate in (or to modify or rescind your participation in) the ActionPoint Stock Option Exchange Program you should consider the following information:

  Information previously provided to you.

  Information available in disclosure documents filed with the SEC.

  Information regarding ActionPoint's Board of Directors attached to this e-mail.

  Updated financial information attached to this e-mail.

Also, please note the following changes and clarifications we are making to the terms of the Offer to Exchange dated August 3, 2001:

  Section 6(c)(8) has been deleted. This change eliminates ActionPoint's right to terminate or extend the offer in the event that the NASDAQ Composite Index declines by 10% or more during the period following August 2, 2001. To the extent that this condition has been already triggered, ActionPoint hereby waives the condition and will not to terminate or extend the offer on that basis. Please keep in mind that the exercise price of any options that are issued in exchange for the options that you tender will be the market value of ActionPoint's stock approximately six months after August 31, 2001.

  We will promptly disclose to you any material changes to the company's financial position and otherwise comply with the federal securities laws.

  The safe harbor under the Private Securities Litigation Reform Act of 1995 does not apply to statements that are made in connection with the offer to exchange.

Should you have any questions or concerns related to any of the points just mentioned, please do not hesitate to contact Jocelyn Obille at (408) 325-3800 or at jobille@actionpoint.com.

Yours truly,

/s/ Steve Francis

Attachments:

1. BOARD OF DIRECTORS CHANGES:

On August 17, 2001 our Board of Directors elected Pat Edsell and myself as directors, replacing Jim Crawford and Johannes Schmidt. Pat has been employed with Spectra-Physics and its predecessors since 1986, having served in various general and financial management roles previous to his appointment as Chairman, President, and CEO in 1997. Johannes will continue to serve as our chief technologist, albeit in a reduced role due to his commitments to Chordiant in conjunction with the recently sold Dialog Server product line.

2. UPDATED SUMMARY FINANCIAL INFORMATION:

Set forth below is a selected summary of our financial information. The selected historical statements of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 1999 and 2000 have been derived from our audited, consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000. The selected historical statements of operations data for the six months ended June 30, 2001 and the selected historical balance sheet data as of June 30, 2001 have been prepared internally and are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

                                      Year Ended December 31,
                                                                 Six Months Ended
                                          2000         1999       June 30, 2001
                                      =========    =========    ===================
Consolidated Statements                                            (unaudited)
of Operations Data:

Net Revenues                           $25,042      $22,178                $11,458

Gross Profit                            20,621       18,964                  9,506

Operating loss                          (8,353)        (848)                (1,806)
Net loss                                (8,758)        (141)                  (751)
Diluted loss per share                  ($2.09)      ($0.03)                ($0.18)

Shares used in per share
calculations                             4,190        4,370                  4,275

Consolidated Balance
Sheet Data

Working Capital                         $4,960      $13,863                 $8,964
Total assets                            17,801       23,178                 15,782
Stockholders' equity                     9,922       17,378                  9,408